                            ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PIC ACQUISITION CORPORATION

                                      AND
                        SCHNITZER STEEL INDUSTRIES, INC.
                                   (Bidders)

                         COMMON STOCK, $1.00 PAR VALUE
                       (Including the associated rights)
                         (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                                ANTON U. PARDINI
                        SCHNITZER STEEL INDUSTRIES, INC.
                             3200 N.W. YEON AVENUE
                             PORTLAND, OREGON 97210
                                 (503) 323-2807

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                               STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268
                            ------------------------

                           CALCULATION OF FILING FEE

 Transaction Valuation*    Amount of Filing Fee*
      $35,404,125                  $7,081

* The transaction valuation assumes the purchase of 4,720,550 shares of Common Stock together with the associated stock rights of Proler International Corp. at $7.50 per share in cash, which is based on the number of shares of Common Stock represented by the Company to be outstanding (4,717,356) and the number of shares of Common Stock issuable under restricted stock awards (3,194) as of September 15, 1996. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

/X/
 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:.......  $7,081
Form or Registration No.:.....  Schedule 14D-1
Filing Party:.................  PIC Acquisition Corporation
                                Schnitzer Steel Industries,
                                Inc.
Date Filed:...................  September 20, 1996

CUSIP No. 743396-10-3

                                     14D-1

-------------------------------------------------------------------------------------------
1.         Name of reporting person
           SS or I.R.S. Identification No. of above person
           PIC Acquisition Corporation, I.R.S. No.: 93-1219503

-------------------------------------------------------------------------------------------
2.         Check the appropriate box if a member of a group                                    (a) / /
                                                                                               (b) / /

-------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------
4.         Sources of Funds
           AF

-------------------------------------------------------------------------------------------
5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

-------------------------------------------------------------------------------------------
6.         Citizenship or place of organization
           Delaware

-------------------------------------------------------------------------------------------
7.         Aggregate amount beneficially owned by each reporting person
           None (0)

-------------------------------------------------------------------------------------------
8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

-------------------------------------------------------------------------------------------
9.         Percent of class represented by amount in row (7)
           None (0)

-------------------------------------------------------------------------------------------
10.        Type of reporting person
           CO

-------------------------------------------------------------------------------------------

CUSIP No. 743396-10-3

                                     14D-1

-------------------------------------------------------------------------------------------
1.         Name of reporting person
           SS or I.R.S. Identification No. of above person
           Schnitzer Steel Industries, Inc., I.R.S. No.: 93-0341923

-------------------------------------------------------------------------------------------
2.         Check the appropriate box if a member of a group                                    (a) / /
                                                                                               (b) / /

-------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------
4.         Sources of Funds
           BK

-------------------------------------------------------------------------------------------
5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

-------------------------------------------------------------------------------------------
6.         Citizenship or place of organization
           Oregon

-------------------------------------------------------------------------------------------
7.         Aggregate amount beneficially owned by each reporting person
           None (0)

-------------------------------------------------------------------------------------------
8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

-------------------------------------------------------------------------------------------
9.         Percent of class represented by amount in row (7)
           None (0)

-------------------------------------------------------------------------------------------
10.        Type of reporting person
           CO

-------------------------------------------------------------------------------------------

    PIC Acquisition Corporation hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on September 20, 1996, as amended by Amendment No. 1, with respect to its offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Proler International Corp., a Delaware corporation, together with the associated stock rights, to add Schnitzer Steel Industries, Inc. ("Schnitzer") as a "bidder" thereunder, to extend the Offer until 5:00 p.m., Eastern time on Friday, November 1, 1996, and as further set forth in this Amendment No. 2. Unless the context otherwise requires all information contained in the Statement, as amended, about or relating to Schnitzer shall be deemed to have been provided by and relating to Schnitzer in its capacity as a "bidder" on whose behalf the tender offer is being made. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 7 of the Schedule 14D-1 is amended by adding the following:

    Schnitzer has commenced discussions with Hugo Neu Corporation, a New York corporation ("Hugo Neu") and a co-owner of the three principal joint ventures through which the Company conducts its scrap metal business. Hugo Neu is attempting to block the transactions contemplated by the Merger Agreement, and the Company has announced that Hugo Neu is conducting a due diligence investigation in order to decide whether to make an offer for the Company. The extension of the Offer, which will allow the parties additional time to resolve these matters, is part of an understanding reached between Schnitzer and Hugo Neu. A copy of the press release dated October 18, 1996 announcing these discussions and the extension of the Offer is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

    If any condition to the Offer specified in the Merger Agreement or in
Section 14 of the Offer to Purchase is not satisfied at the Expiration Date, the Purchaser must either (a) waive the unsatisfied condition and accept for payment and pay for any tendered Shares, (b) terminate the Offer and return all tendered Shares to the tendering stockholders, or (c) further extend the Offer resulting in an extension of the right of stockholders to withdraw tendered Shares until the new Expiration Date; provided, however, that the Purchaser may accept tendered Shares for payment subject to the expiration or termination of the applicable waiting period under the HSR Act.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(c) of Schedule 14D-1 is amended by adding the following:

    As previously reported, on October 4, 1996 Schnitzer and Proler received a second request from the U.S. Department of Justice for additional information with respect to their filings under the HSR Act. The request will extend the waiting period under the HSR Act for 10 days following receipt by the U.S. Department of Justice of the requested information. No purchase of Proler securities can be consummated until the waiting period expires or is terminated. The extension of the Offer will permit Proler and Schnitzer additional time to respond to this request.

    Item 10(e) of Schedule 14D-1 is amended by adding the following:

    On September 24, 1996 Hugo Neu filed an action against the Company in the Supreme Court of the State of New York, County of New York and obtained a temporary restraining order preventing the Company from disclosing non-public information concerning certain of the Company's joint ventures (the "New York Action"). On September 26, 1996 the Company removed the New York Action to the U.S. District Court for the Southern District of New York. On October 2, 1996 Hugo Neu and the Company reached a stipulated agreement providing for the dissolution of the temporary restraining order. In addition, the Company and Schnitzer entered into an amended confidentiality agreement, a copy of which is attached hereto as Exhibit (c)(4). On October 3, 1996 Hugo Neu reportedly filed an amended petition in the New York Action requesting that, pending arbitration of the claims set forth in its notice of arbitration

(as described below), the court preliminarily enjoin the proposed Merger and preliminarily enjoin the Company from allowing Schnitzer any role in management of the joint ventures.

    On September 25, 1996 the Company commenced litigation against Hugo Neu in the District Court of Harris County, Texas asserting that Hugo Neu is tortiously interfering with the Merger Agreement and seeking compensatory and punitive damages for any resulting losses to the Company or its stockholders (the "Texas Action"). On October 3, 1996 Hugo Neu removed the action to the U.S. District Court for the Southern District of Texas.

    On September 26, 1996 Hugo Neu sent a notice to the Company calling for the arbitration of certain disputes under the three principal joint venture agreements to which Hugo Neu and the Company are a party. In the arbitration notice, Hugo Neu seeks to block the merger, to prevent Schnitzer from exercising any management control over the joint ventures as provided for under the terms of the Merger Agreement and to recover unspecified damages allegedly in excess of $50 million.

    Neither Schnitzer nor the Purchaser is a party to any of the legal proceedings described herein. Schnitzer's October 18, 1996 press release, which is attached hereto as Exhibit (a)(10) and incorporated herein by reference, describes these legal proceedings and the circumstances under which legal proceedings might impact the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase, dated September 20, 1996.+

       (2) Letter of Transmittal.+

       (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

       (4) Form of Summary Advertisement, dated September 20, 1996.+

       (5) Form of Notice of Guaranteed Delivery.+

       (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

       (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.+

       (8) Press Release, dated September 16, 1996.+

       (9) Press Release, dated October 7, 1996.+

       (10) Press Release, dated October 18, 1996.*

    (b) Credit Agreement dated as of March 27, 1995, among Schnitzer, the syndicate of lenders party thereto and The First National Bank of Chicago, as Agent.+

    (c) (1) Agreement and Plan of Merger, dated September 15, 1996, among the Purchaser, Schnitzer and the Company.+

       (2) Agreement with Depositary.+

       (3) Agreement with Information Agent.+

       (4) Confidentiality Agreement dated as of June 11, 1996.*

    (d) Not applicable.+

    (e) Not applicable.+

    (f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.+
--------------------------
    *   Filed herewith.

    +   Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 18, 1996
     -------------------

                                                             PIC ACQUISITION CORPORATION

                                                             By:   /s/ ANTON U. PARDINI
                                                                   -----------------------------------------
                                                                   Name:                      Anton U. Pardini
                                                                                     -----------------------------------
                                                                   Title:           Assistant Secretary and General Counsel
                                                                                     -----------------------------------

                                                             SCHNITZER STEEL INDUSTRIES, INC.

                                                             By:   /s/ BARRY ROSEN
                                                                   -----------------------------------------
                                                                   Name:                         Barry Rosen
                                                                                     -----------------------------------
                                                                   Title:                  Vice President of Finance
                                                                                     -----------------------------------